Exhibit 1

PRESS RELEASE

Cyren Announces Record Second Quarter 2018 Financial Results

- - -

Achieves 20% sequential revenue growth; highest quarterly revenue in company history

McLean, Va. – August 8, 2018 – Cyren (NASDAQ: CYRN) today announced its second quarter 2018 financial results for the period ending June 30, 2018.

During the second quarter, Cyren reported its highest ever quarterly revenues of $9.2 million – an increase of 20% over the first quarter 2018, and 18% over the second quarter 2017.

The growth was driven primarily by a large contract expansion with Microsoft, and double digit growth in the enterprise business. As previously announced, Microsoft has partnered with Cyren to integrate its anti-phishing technology into Office 365 in order to protect millions of enterprise users in real-time from the latest phishing attacks. Bookings from enterprise accounts, excluding Microsoft, were up 277% over the second quarter of 2017, while enterprise revenue recognition during the second quarter grew by 43% year-over-year.

“We are extremely pleased with our financial results during the second quarter,” said Lior Samuelson, CEO and Chairman of the Board at Cyren. “It’s rewarding to see that our hard work and product innovation translated to record revenue growth during the quarter. We look forward to a strong second half of 2018.”

Second Quarter 2018 Financial Highlights:

●	Revenues for the second quarter of 2018 were $9.2 million, compared to $7.8 million during the second quarter of 2017, and $7.6 million last quarter. This translates to an increase of 18% year-over-year and 20% quarter-over-quarter.

●	GAAP net loss for the second quarter of 2018 was $4.3 million, compared to a net loss of $2.5 million in the second quarter of 2017, and $5.3 million last quarter.

●	GAAP loss per basic and diluted share for the second quarter of 2018 was $0.08, compared to a loss of $0.06 per basic and diluted share for the second quarter of 2017, and $0.10 last quarter.

●	Non-GAAP net loss for the second quarter of 2018 was $3.7 million, compared to a Non-GAAP net loss of $2.3 million for the second quarter of 2017, and $4.9 million last quarter.

●	Non-GAAP loss per basic and diluted share was $0.07 for the second quarter of 2018, compared to a Non-GAAP loss of $0.06 per share in second quarter of 2017, and $0.09 last quarter.

●	Operating cash flow during the second quarter of 2018 was $0.9 million, compared to operating cash usage of $1.8 million during the second quarter of 2017.

●	Net cash flow for the second quarter of 2018 was negative $1.3 million, compared to negative $2.0 million during the second quarter of 2017.

●	Cash balance as of June 30, 2018 was $16.6 million, compared to $11.6 million as of June 30, 2017.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Selected GAAP Measures to Non-GAAP Measures.”

Recent Business Highlights:

●	In April, the company announced a major contract expansion with Microsoft to integrate Cyren anti-phishing services directly into Office 365 and Exchange Online platforms. This was a material contract expansion, which is valued at over $20 million to Cyren over three years.

●	Since the beginning of the second quarter, Cyren has added approximately 60 new enterprise customers onto its CCS email and web security platform. This includes a large multi-national software company where Cyren was selected to protect tens of thousands of email users on over 170 enterprise domains.

●	At the beginning of Q2, Cyren announced several major product enhancements to its award winning CCS platform. The latest release includes Cyren’s innovative cryptocurrency mining detection capability, advanced email security imposter detection, and cloud access security shadow IT visibility and control.

Financial Results Conference Call:

The company will host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Wednesday, August 8, 2018 to discuss second quarter results.

U.S. Dial-in Number:	1-866-548-4713
Israel Dial-in Number:	1-80-921-2883
International Dial-in Number:	1-323-794-2093

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at www.cyren.com/ir.html, or by using the following link: http://public.viavid.com/index.php?id=130666.

For those unable to participate in the live conference call, a replay will be available until August 22, 2018. To access the replay, the U.S. dial in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 2356705. An archived version of the webcast will also be available on the investor relations section of the company's website at http://ir.cyren.com/events.

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About Cyren:

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

Blog: http://blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc

Use of Non-GAAP Financial Measures:

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, and deferred taxes related to acquisitions, one-time gain from sale of investment in affiliate, adjustments to earn-out obligations, capitalization of technology, accretion of discount on convertible note and change in fair value of the embedded conversion feature. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

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These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Mike Myshrall, CFO
Cyren
+1.703.760.3320
mike.myshrall@cyren.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1.281.444.1590
matthew.zintel@zintelpr.com

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CYREN LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$9,190	$7,757	$16,826	$15,716

Cost of revenues	3,632	2,799	7,014	5,831

Gross profit	5,558	4,958	9,812	9,885

Operating expenses:

Research and development, net	3,664	2,353	7,019	4,643

Sales and marketing	4,202	3,751	8,454	7,324

General and administrative	1,947	1,679	3,985	3,242

Total operating expenses	9,813	7,783	19,458	15,209

Operating loss	(4,255)	(2,825)	(9,646)	(5,324)

Other income	(15)	450	(17)	451

Financial expense, net	(102)	(130)	(98)	(205)

Loss before taxes	(4,372)	(2,505)	(9,761)	(5,078)

Tax benefit (expense)	48	42	94	97

Net loss	$(4,324)	$(2,463)	$(9,667)	$(4,981)

Loss per share - basic	$(0.08)	$(0.06)	$(0.18)	$(0.06)

Loss per share - diluted	$(0.08)	$(0.06)	$(0.18)	$(0.06)

Weighted average number of shares outstanding:
Basic	53,446	39,179	53,414	39,135

Diluted	53,446	39,179	53,414	39,135

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CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES

(in thousands of U.S. dollars, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating loss	$(4,255)	$(2,825)	$(9,646)	$(5,324)
Stock-based compensation (1)	350	280	673	561
Amortization of intangible assets (2)	1,088	1,040	2,097	1,959
Capitalization of technology (6)	(767)	(1,126)	(1,644)	(1,721)
Non-GAAP operating loss	$(3,584)	$(2,631)	$(8,520)	$(4,525)

GAAP net loss	$(4,324)	$(2,463)	$(9,667)	$(4,981)
Stock-based compensation (1)	350	280	673	561
Amortization of intangible assets (2)	1,088	1,040	2,097	1,959
Adjustment to earn-out liabilities (3)	25	33	52	64
Amortization of deferred tax assets (4)	(62)	(60)	(126)	(121)
Gain from sale of investment in affiliate (5)	-	-	-	(450)
Capitalization of technology (6)	(767)	(1,126)	(1,644)	(1,739)
Accretion of discount on convertible note (7)	-	-	-	171
Change in fair value of embedded conversion feature on convertible note (8)	-	-	-	(267)
Non-GAAP net loss	$(3,690)	$(2,296)	$(8,615)	$(4,803)

GAAP loss per share (diluted)	$(0.08)	$(0.06)	$(0.18)	$(0.13)
Stock-based compensation (1)	0.00	0.00	0.01	0.01
Amortization of intangible assets (2)	0.02	0.03	0.04	0.06
Adjustment to earn-out liabilities (3)	0.00	0.00	0.00	0.00
Amortization of deferred tax assets (4)	(0.00)	0.00	(0.00)	0.00
Gain from sale of investment in affiliate (5)	0.00	0.00	0.00	(0.01)
Capitalization of technology (6)	(0.01)	(0.03)	(0.03)	(0.05)
Accretion of discount on convertible note (7)	0.00	0.00	0.00	0.00
Change in fair value of embedded conversion feature on convertible note (8)	0.00	0.00	0.00	0.00
Non-GAAP loss per share (diluted)	$(0.07)	$(0.06)	$(0.16)	$(0.12)

Numbers of shares used in computing non-GAAP loss per share (diluted)	53,446	39,179	53,414	39,179

(1) Stock-based compensation
Cost of revenues	$45	$29	$76	$59
Research and development	101	85	192	167
Sales and marketing	96	58	197	113
General and administrative	108	109	208	222
	$350	$281	$673	$561

(2) Amortization of intangible assets
Cost of revenues	$933	$751	$1,785	$1,625
Sales and marketing	155	168	312	334
	$1,088	$919	$2,097	$1,959

(3) Adjustment to earn-out liabilities and related expenses
Financial expenses, net	$25	$33	$52	$64

(4) Amortization of deferred tax assets
Tax benefit (expense)	$(62)	$(61)	$(126)	$(121)

(5) Gain from sale of investment in affiliate
Other Income	$-	$(450)	$-	$(450)

(6) Capitalization of technology
Research and development	$(767)	$(595)	$(1,644)	$(1,721)
Financial expenses, net	-	(18)	-	(18)
	$(767)	$(613)	$(1,644)	$(1,739)

(7) Accretion of discount on convertible note
Financial expenses, net	$-	$171	$-	$171

(8) Change in fair value of embedded conversion feature on convertible note
Financial expenses, net	$-	$(267)	$-	$(267)

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CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	June 30	December 31
	2018	2017
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$16,627	$23,981
Trade receivables, net	2,659	2,890
Deferred commissions	1,054	-
Prepaid expenses and other receivables	2,015	1,339
Total current assets	22,355	28,210

Long-term deferred commissions	284	-
Lease deposits	853	379
Severance pay fund	497	714
Property and equipment, net	3,626	2,787
Intangible assets, net	10,478	11,018
Goodwill	20,758	21,128
Total long-term assets	36,496	36,026
Total assets	$58,851	$64,236

Liabilities and Shareholders’ Equity
Current Liabilities:
Trade payables	$976	$1,017
Employees and payroll accruals	3,500	3,239
Accrued expenses and other liabilities	1,249	1,012
Earn-out consideration	2,933	3,588
Deferred revenues	7,948	5,032
Total current liabilities	16,606	13,888

Deferred revenues	539	524
Deferred tax liability	1,234	1,355
Accrued severance pay	572	930
Other liabilities	501	438
Total long-term liabilities	2,846	3,247

Shareholders’ equity	39,399	47,101
Total liabilities and shareholders’ equity	$58,851	$64,236

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CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017
Cash flows from operating activities:	Unaudited	Unaudited	Unaudited	Unaudited

Net loss	$(4,324)	$(2,463)	$(9,667)	$(4,981)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	14	1	14	1
Depreciation	541	280	996	555
Stock-based compensation	350	281	673	561
Amortization of intangible assets	1,088	919	2,097	1,959
Amortization of deferred commissions	489	-	807	-
Accretion of discount on convertible note	-	171	-	171
Change in fair value of embedded conversion feature on convertible note	-	(267)	-	(267)
Other income related to investment in affiliate	-	(450)	-	(450)
Other expenses related to the earn-out consideration	25	33	52	64
Deferred taxes	(48)	(42)	(95)	(95)

Changes in assets and liabilities:		-		-
Trade receivables	(272)	(414)	315	(389)
Prepaid expenses and other receivables	(39)	(453)	(698)	(849)
Deferred commissions	(510)	-	(838)	-
Change in long-term lease deposits	(252)	(5)	(475)	(27)
Trade payables	(30)	(81)	(69)	9
Employees and payroll accruals, accrued expenses and other liabilities	583	703	331	485
Deferred revenues	3,439	(57)	2,930	(546)
Accrued severance pay, net	(149)	23	(141)	53
Other long-term liabilities	9	-	70	-
Net cash provided by (used in) operating activities	914	(1,821)	(3,698)	(3,746)

Cash flows from investing activities:

Proceeds from sale of investment in affiliate	-	450	-	450
Capitalization of technology, net of grants received	(798)	(613)	(1,460)	(1,739)
Purchase of property and equipment	(1,011)	(119)	(1,833)	(473)
Net cash used in investing activities	(1,809)	(282)	(3,293)	(1,762)

Cash flows from financing activities:

Proceeds from convertible note	-	-	-	6,300
Payment of earnout liability	(604)	-	(604)	-
Proceeds from options exercised	273	61	292	67
Net cash provided by (used in) financing activities	(331)	61	(312)	6,367
Effect of exchange rate changes on cash	(87)	72	(51)	88
Increase (decrease) in cash and cash equivalents	(1,313)	(1,970)	(7,354)	947
Cash and cash equivalents at the beginning of the period	17,940	13,538	23,981	10,621
Cash and cash equivalents at the end of the period	$16,627	$11,568	$16,627	$11,568

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